Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Lorus Therapeutics Reports Year End Results for Fiscal Year 2007

    TORONTO, Aug. 13 /CNW/ - Lorus Therapeutics Inc. (Lorus), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the year ended May 31, 2007. Unless specified otherwise, all amounts are in Canadian dollars.

    <<
    YEAR 2007 AND CURRENT HIGHLIGHTS

    -   Initiated a plan for a new clinical investigation of GTI-2040 as a single-agent in patients with high-grade myelodysplastic syndrome
        (MDS). The clinical study is sponsored by the US National Cancer
        Institute.

    -   Announced that Dr. Jim A. Wright would step down as the President and
        Chief Executive Officer of the Company on September 21, 2006 and that
        Dr. Aiping H. Young would succeed him in that position.

    -   Completed a transaction with HighTech Beteiligungen GmbH & Co. KG issuing 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. HighTech is a leading European venture capital fund focused exclusively on providing financial support for the development of innovative products based upon applied
        technologies and life sciences.

    -   Completed a transaction with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million.

    -   The Company was allowed a patent from the United States Patent and
        Trademark Office for antisense oligonucleotides directed towards the novel cancer target neuropilin.

    -   Announced publication of scientific data obtained from a preclinical study demonstrating the antitumor activity of its lead small interfering RNA (siRNA) candidate, siRNA 1284, indicating that, among other things, siRNA 1284 significantly decreases the expression of the R2 subunit of ribonucleotide reductase in a range of human tumor cell lines in vitro. This article marked Lorus' first major publication of detailed scientific findings for research in the area of RNA interference and siRNA technology.

    -   Announced that the company had successfully completed a
        reorganization agreement resulting in non-dilutive funding of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.

    -   The Company announced the appointment of Herb Abramson to the Board of Directors bringing to the company a wealth of capital markets experience.
    >>

    FINANCIAL RESULTS

    Note re: the financial statement information below:

    On July 10, 2007 (the "Arrangement Date"), the Company completed a plan of arrangement and corporate reorganization with among others 4325231 Canada
Inc. (formerly Lorus Therapeutics Inc.) ("Old Lorus"), 6707157 Canada Inc. and
Pinnacle International Lands Inc. As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of
Old Lorus were transferred to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of
Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company's operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.
    Net loss for the three months ended May 31, 2007 decreased 43% to
$1.7 million ($0.01 per share) compared with $3.0 million ($0.02 per share)
for the three months ended May 31, 2006. Net loss for the year ended May 31,
2007 decreased 46% to $9.6 million ($0.05 per share) compared to a loss of
$17.9 million ($0.10 per share) in the prior year. The significant decrease for the three-month period ended May 31, 2007 is primarily due to lower research and development costs of $1.1 million, lower depreciation and amortization expense resulting primarily from a write down in asset value of
$250 thousand in the three month period ending May 31, 2006 and increased interest revenue of $61 thousand, offset by higher general and administrative expenses of $89 thousand. The decrease in net loss for the year is due primarily to lower research and development costs resulting from the close of the Virulizin Phase III clinical trial, and staff reductions in November 2005.
As a result of the changes made in 2006, the company continues to experience lower general and administrative costs, lower legal, consulting and investor relations charges, lower stock based compensation, and lower depreciation and amortization. Higher interest revenue was correspondingly offset by higher interest expense.
    Cash used in operating activities before net change in non-cash working capital decreased 43% to $900 thousand for the three-month period ended May
31, 2007, compared with $1.6 million in the prior year period. The decrease for the three-month period is due to continued lower research and development expenditures over the previous year. For the year ended May 31, 2007, cash used in operating activities before net change in non-cash working capital decreased 53% to $5.9 million compared to $12.6 million in the prior year. The decrease in our cash burn rate for the twelve month period is due primarily to lower research and development expenditures due to the close of our Phase III clinical trial of Virulizin(R) as well as lower general and administrative expenditures as described above.
    Research and development expenses for the three months ended May 31, 2007 decreased 81% to $258 thousand compared with $1.4 million for the three months ended May 31, 2006. For the year ended May 31, 2007, research and development expenses decreased to $3.4 million compared to $10.2 million in 2006, representing a 67% decrease over the prior year. The decrease in spending compared with the prior periods is due to the close of Lorus' Virulizin(R)
Phase III clinical trials during 2006 and the corresponding reduction in headcount during the second quarter of 2006. During the current year, most of its Phase II clinical trial costs, primarily GTI-2040 projects, are being leveraged through the NCI which covers the cost of the trials.
    General and administrative costs for the three months ended May 31, 2007 increased 12% to $819 thousand in the quarter compared with $730 thousand for the same period in 2006; overall however, general and administrative costs decreased for the year ended May 31, 2007 by approximately $500 thousand to
$3.8 million from $4.3 million. This decrease is primarily due to the reduction in headcount described above as well as lower patent, consulting and investor relation costs resulting from changes made to reduce Lorus' ongoing costs offset by severance costs paid to Jim Wright as part of the mutual separation agreement entered into in September, 2006.
    Interest income for the three months ended May 31, 2007 increased to $140 thousand compared with $79 thousand for the three months ended May 31, 2006.
For the year ended May 31, 2007, interest income was $503 thousand, compared with $374 thousand in the prior year. The increase from 2006 to 2007 is a function of both higher average cash and marketable securities balances in
2007 and higher interest rates during the year.
    At May 31, 2007, Lorus had cash and cash equivalents and marketable securities totaling $12.4 million compared to $8.3 million at May 31, 2006. As a result of the corporate reorganization described above, the company expects that, subject to the post closing adjustments, net proceeds of the transaction will be approximately $7 million inclusive of the amount held in escrow to be received in July 2008.

    <<
    Lorus Therapeutics Inc.
    Consolidated Statements of Loss
    (unaudited)

                                      Three      Three
                                     months     months
    (amounts in 000's except for      ended      ended    Years Ended May 31
     per common share data)          May 31,    May 31,  --------------------
    (Canadian Dollars)                 2007       2006       2007       2006
    -------------------------------------------------------------------------
    REVENUE                        $     40   $     14   $    107   $     26
    -------------------------------------------------------------------------

    EXPENSES
    Cost of sales                         4          1         16          3
    Research and development            258      1,353      3,384     10,237
    General and administrative          819        730      3,848      4,334
    Stock-based compensation            134        100        503      1,205
    Depreciation and amortization       105        380        402        771
    -------------------------------------------------------------------------
    Operating expenses                1,320      2,564      8,153     16,550
    Interest expense                    265        251      1,050        882
    Accretion in carrying value of
     secured convertible debentures     253        221        935        790
    Amortization of deferred
     financing charges                   30         25        110         87
    Interest income                    (140)       (79)      (503)      (374)
    -------------------------------------------------------------------------
    Loss for the period               1,688      2,968      9,638     17,909
    -------------------------------------------------------------------------
    Basic and diluted loss per
     common share                  $   0.01   $   0.02   $   0.05   $   0.10
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Weighted average number of
     common shares outstanding used
     in the calculation of basic
     and diluted loss per share     211,933    174,460    204,860    172,112
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    As Lorus is holding its Annual General Meeting of the shareholders on
September 19, 2007, we will not hold a conference call to discuss the operating results of the year-end. Lorus always welcomes the shareholders, the financial community and the general public to contact us at any time.

    About Lorus

    Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus has completed one Phase II and one Phase III clinical trial. Lorus Therapeutics Inc. is listed on the Toronto Stock
Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

    Forward Looking Statements

    This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements or the transactions described in this press release to be materially different from any future results, performance, achievements transactions described in this press release, if at all, that may be expressed or implied by such forward-looking statements, including, among others: the progress of negotiations; our ability to obtain regulatory, securityholder and other approvals; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the
United States Securities and Exchange Commission.
    Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

    Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for 4325231 Canada Inc.

    %SEDAR: 00025614EF          %CIK: 0000882361

    /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
    (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 19:39e 13-AUG-07